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                  [Raptor Networks Technology, Inc. Letterhead]


                                 April 11, 2006

Via FedEx and EDGAR Correspondence
----------------------------------

Barbara C. Jacobs
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

         RE:      RAPTOR NETWORKS TECHNOLOGY, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILED ON JANUARY 20, 2006
                  FILE NO. 333-131184

Dear Ms. Jacobs:

         This letter responds to the comments of your letter dated February 10, 2006 relating to Raptor Networks Technology, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company's Registration Statement on Form SB-2, Reg. No. 333-131184 (the "Registration Statement") contain revisions that are in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of February 10, 2006, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of February 10, 2006. The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith.

         Please note that the Company's disclosures in the Registration Statement have been updated to reflect the information and disclosures for the Company's fiscal year ended December 31, 2005 set forth in its Annual Report on Form 10-KSB, which was filed with the Securities and Exchange Commission on April 3, 2006. Similarly, where applicable, the Company's responses to your comments incorporate changes resulting from the inclusion of these December 31, 2005 disclosures.

Management's Discussion and Analysis
------------------------------------

1. WE NOTE THE LANGUAGE THAT YOU INTEND TO USE THE "SAFE HARBOR" PROVISIONS FOR FORWARD-LOOKING INFORMATION. PLEASE BE ADVISED THAT THIS PROVISION OF THE RULES IS NOT AVAILABLE TO RAPTOR, PURSUANT TO SECTION 27A(b)(1)(C) OF THE SECURITIES ACT OF 1933 OR SECTION 21A(b)(1)(C) OF THE SECURITIES EXCHANGE ACT OF 1934.

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         The Company has removed all references to the "safe harbor" provisions for forward-looking statements, including all references to Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21A(b)(1)(C) of the Securities Exchange Act of 1934. The Company understands that these "safe harbor" provisions for forward-looking statements are not available to it.

Results of Operations
---------------------

2. PLEASE REVISE YOUR DISCUSSION TO IDENTIFY THE SOURCES OF MATERIAL CHANGE IN YOUR RESULTS OF OPERATIONS. FOR EXAMPLE, WE NOTE THAT YOUR SALES INCREASED DRAMATICALLY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 FROM THE NINE MONTHS ENDED SEPTEMBER 30, 2004, HOWEVER, THERE IS NO DISCUSSION AS TO THE REASONS FOR THE INCREASE. QUANTIFY EACH SOURCE THAT CONTRIBUTED TO A MATERIAL CHANGE AND REMOVE VAGUE TERMS SUCH AS "PRIMARILY." SEE SECTION III.D OF RELEASE NO. 33-6835.

         The Company has revised its disclosure in the Results of Operations section, commencing on page 21 of the Registration Statement, to identify the sources of material change in its results of operation and has removed vague terms such as "primarily."

Business
--------

3. PLEASE REVISE THE DISCUSSION OF THE REVERSE ACQUISITION ON OCTOBER 17, 2003 TO MORE FULLY DISCLOSE ALL OF THE ASPECTS OF THIS TRANSACTION, SUCH AS THE BUSINESS REASON(S) FOR IT, THE IDENTITIES OF THE PARTIES INVOLVED, HOW THE TWO GROUPS CAME TO BE KNOWN TO ONE ANOTHER, ANY THIRD PARTIES INVOLVED, THE SPECIFIC AMOUNTS OF STOCK GIVEN TO EACH ENTITY, THE VALUE ASSIGNED TO THE STOCK AT THE TIME, AND HOW THAT VALUE WAS DETERMINED.

         As further discussed in the Company's response to Comment No. 4 below, the Company has substantially revised the discussion of its business as it now stands and as it is planned to be. As part of these revisions, the Company has, to the extent such information is known to the Company, revised its disclosures under the caption "Organization," commencing on page 46 of the Registration Statement, to more fully disclose the various aspects of the Company's October 17, 2003 share exchange transaction (the "Raptor Acquisition") with Raptor Networks Technology, Inc., a California corporation ("Raptor California").

         Please note that the Company is informed and believes that the Raptor Acquisition was planned and structured for the most part by Lyle Pearson, the Company's former CEO and President and a founder and officer of Raptor California. Mr. Pearson resigned as the Company's officer and director on March 12, 2004 and since that date the Company and Mr. Pearson have had no ongoing relationship. After multiple attempts to reach Mr. Pearson, Bob van Leyen, the Company's current Chief Financial Officer, was able to contact Mr. Pearson via telephone on March 25, 2006. During that telephone conference, Mr. Pearson substantiated some of the Company's beliefs and provided some additional details regarding the Raptor Acquisition. However, Mr. Pearson was unable to recall some of the details surrounding the Raptor Acquisition.

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         The Company also attempted to contact various other third parties that were involved in the Raptor Acquisition. The Company was able to contact several such individuals, but none of these individuals were able to provide substantial facts regarding the Raptor Acquisition beyond those already known to the Company or otherwise disclosed to the Company by Mr. Pearson in his March 25, 2006 telephone conference. All relevant information acquired by the Company from Mr. Pearson and other third parties related to the Raptor Acquisition are included in the disclosures under the caption "Organization" commencing on page 46 of the Registration Statement.

         The Company's current Chief Solutions Architect, Edwin Hoffman, and current Chief Enterprise Architect, Ananda Perera, were also founders of Raptor California and were employed by Raptor California up to and including the date of the Raptor Acquisition, and have been continuously employed by the Company since the Raptor Acquisition. However, the responsibilities of Messrs. Hoffman and Perera were, and continue to be, primarily technological in nature and neither of them significantly participated in, nor do they have substantial knowledge of, the Raptor Acquisition.

         Bob van Leyen was hired as Raptor California's Chief Financial Officer in September 2003, approximately three weeks prior to the consummation of the Raptor Acquisition, and has continuously been employed as the Company's Chief Financial Officer since the Raptor Acquisition. However, the terms of the Raptor Acquisition were substantially finalized by the time Mr. van Leyen joined Raptor California and he did not significantly participated in, nor does he have substantial knowledge of, the Raptor Acquisition. Messrs. Hoffman, Perera and van Leyen are the only current employees of the Company that were also employed by either the Company or Raptor California prior to or at the time of the Raptor Acquisition. No other employees of the Company have direct knowledge of the details surrounding the Raptor Acquisition. In addition, none of the Company's current directors were directors or employees of either the Company or Raptor California prior to or at the time of the Raptor Acquisition and none of the Company's directors have any direct knowledge of the details surrounding the Raptor Acquisition.

4. PLEASE ALSO SUBSTANTIALLY REVISE YOUR DISCUSSION OF RAPTOR'S BUSINESS AS IT NOW STANDS AND AS IT IS PLANNED TO BE. SUCH DISCUSSION SHOULD BE AT LEAST AS INFORMATIVE AS YOUR CORPORATE WEBSITE IN ITS DETAIL AND ORGANIZATION. PLEASE ENSURE THAT ALL OF THE INFORMATION REQUIRED BY
         ITEM 101(b) OF REGULATION S-B, SUCH AS NAMES OF PRINCIPAL SUPPLIERS, IS SET FORTH.

         The Company has substantially revised its disclosure in the Business section, commencing on page 36 of the Registration Statement, to more fully disclose the Company's business as it now stands and as it is planned to be. The Company believes that this revised disclosure is at least as informative as its corporate website in its detail and organization and sets forth all of the information required by Item 101(b), to the extent the Item 101(b) disclosures apply to the Company and its business.

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Item 26. Undertakings
---------------------

5. ITEM 512(a) OF REGULATION S-B WAS RECENTLY AMENDED IN RELEASE NO. 33-8591. PLEASE REVISE YOUR UNDERTAKING AS APPROPRIATE.

         The Company has revised its Undertakings, commencing on page II-10 of the Registration Statement, to be consistent with Release No. 33-8591.

Exhibits
--------

6. WE ARE UNABLE TO LOCATE YOUR 2003 AGREEMENT WITH EXPRESS MANUFACTURING. PLEASE ADVISE. PLEASE REVISE YOUR BUSINESS AND/OR CERTAIN RELATIONSHIPS DISCUSSION TO SPECIFY THE MATERIAL TERMS OF THE CONTRACT AND HOW THE PRICES CHARGED TO EXPRESS MANUFACTURING IN THIS ARRANGEMENT COMPARE TO THE PRICES IT CHARGES TO THIRD PARTIES.

         The Turnkey Manufacturing Services Agreement, dated November 7, 2003, between the Company and Express Manufacturing, Inc., was filed as Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on April 3, 2006, and is incorporated by reference as Exhibit 10.17 of Registration Statement. In addition, the Company has revised its disclosure under the caption "Manufacturing and Suppliers," commencing on page 44 of the Registration Statement, to specify the material terms of the contract and how the prices charged to Express Manufacturing in this arrangement compare to the prices it charges to third parties. The Company has also revised its disclosure under the Certain Relationships and Related Transactions section, commencing on page 61 of the Registration Statement, to cross-reference the disclosures set forth under the caption "Manufacturing and Suppliers" discussed above.

Certain Matters
---------------

         Please be advised that the Company has updated and added new disclosures to the Risk Factors section, commencing on page 5 of the Registration Statement, to more accurately disclose the risks currently faced by the Company and associated with the offering.

         Please be further advised that the Company has updated its disclosure under the Use of Proceeds section, commencing on page 14 of the Registration Statement, to more fully describe the proceeds that could be received by the Company upon exercise of warrants, the underlying shares of common stock of which are offered for resale under the Registration Statement.

         Please be further advised that the Company has added a disclosure to the Management section under the caption "Special Note Regarding Stock Bonuses Paid in 2004," commencing on page 55 of the Registration Statement, which provides additional details regarding the stock bonuses paid by the Company in 2004 to our President and Chief Executive Officer, Thomas Wittenschlaeger, and our Chief Financial Officer, Bob van Leyen.

         Please be further advised that the Company has updated certain information in the Principal and Selling Security Holders' Table, commencing on page 62 of the Registration Statement, based on the Company's communications with the Selling Security Holders regarding updated information since the filing of the initial Registration Statement on January 20, 2006.

         Please be further advised that, as discussed in the introduction of this letter, the Company's financial statements, beginning on page F-1 of the Registration Statement, the Management's Discussion and Analysis section, commencing on page 19 of the Registration Statement, and all other relevant sections of the Registration Statement have been updated based on the Company's disclosures for the year ended December 31, 2005.

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         We trust that the foregoing is responsive to your comments in your letter of comments dated February 10, 2006. If you have any questions, please call me at (949) 623-9305 or the Company's corporate counsel Garett M. Sleichter at (714) 641-3495 or Thomas J. Crane at (714) 641-3464.


                                              Respectfully submitted,

                                              /S/ BOB VAN LEYEN
                                              Bob van Leyen

cc:      Hugh Fuller (w/encl.)
         Thomas J. Crane (w/encl.)
         Garett M. Sleichter (w/encl.)